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                             March 19, 2021

       Nello Mainolfi
       Founder, President and Chief Executive Officer
       Kymera Therapeutics, Inc.
       200 Arsenal Yards Blvd., Suite 230
       Watertown, Massachusetts 02472

                                                        Re: Kymera
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 17,
2021
                                                            CIK No. 0001815442

       Dear Dr. Mainolfi:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Irene
Paik at 202-551-6553 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Nicole Daley - Goodwin
Procter LLP